UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 16, 2020

_____

In the Matter of

Bespoke Capital Acquisition Corp.
595 Burrard Street, Suite 2600
Three Bentall Centre
Vancouver, British Columbia
Canada V7X 1L3

File No. 000-56227

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ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED

Bespoke Capital Acquisition Corp. has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its Class A Restricted Voting Shares.

Bespoke Capital Acquisition Corp. requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Michael Coco
Chief
Office of International Corporate Finance